Exhibit 99.1

Ninetowns Reports Second Half And Full Year 2012 Financial Results

BEIJING, April 24, 2013 /PRNewswire/ — Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today reports its financial results for the six-month period and full year ended December 31, 2012.

Second Half 2012 Financial Highlights

•	Total net revenues were RMB46.5 million (US$7.5 million), representing a 7% increase compared to RMB43.3 million for the second half of 2011.

•	Net income was RMB13.2 million (US$2.1 million) compared to net loss of RMB1.6 million for the second half of 2011.

•

Basic and diluted net income per ADS (each ADS represents one ordinary share) were RMB0.35 (US$0.06) and RMB0.32 (US$0.05), respectively, compared to basic and diluted net loss per ADS of RMB0.04 and RMB0.04 for the second half of 2011.

Full Year 2012 Financial Highlights

•	Total net revenues were RMB90.4 million (US$14.5 million), representing a 20% increase compared to RMB75.2 million for 2011.

•	Net income was RMB68.6 million (US$11.0 million) compared to net income of RMB3.5 million for 2011.

•	Basic and diluted net income per ADS were RMB1.81 (US$0.29) and RMB1.67 (US$0.27), respectively, compared to basic and diluted net income per ADS of RMB0.09 (US$0.01) and RMB0.09 for 2011.

Second Half and Full Year 2012 Business Highlights

Enterprise Software:

Ninetowns continued to derive a large portion of its total net revenues from the sales and servicing of iDeclare packages, which is Ninetowns’ flagship import/export enterprise software solution. During the second half of 2012, the Company sold 473 iDeclare software packages and 12,641 iDeclare annual maintenance service contracts. For the full year 2012, the Company sold 1,139 iDeclare software packages and 20,824 iDeclare annual maintenance service contracts. In 2012, sales of iDeclare software packages were impacted by the lower level of import/export transactions as a result of slower overall economic growth in China. However, sales of iDeclare annual maintenance service contracts increased year-over-year in 2012 in light of the large installed base of customers requiring ongoing support and services. In 2012, Ninetowns renewed annual maintenance service contracts with approximately 20,800 users whose contracts were due in 2012, representing approximately 14% of its users whose annual maintenance service contracts were due in 2012.

In addition, during the second half of 2012, Ninetowns sold 226 annual maintenance service contracts to users who are currently using the free software offered by the PRC Inspection Administration. For the full year 2012, Ninetowns sold 379 such maintenance service contracts, which represents a decrease from 646 maintenance service contracts sold in 2011. These contracts average approximately RMB1,500 (US$250) per contract per year. The maintenance services covered by the annual maintenance service contracts include installation, remote technical support, automatic upgrades and user training. Ninetowns expects to continue to promote its paid maintenance services to the users of the free software offered by the PRC Inspection Administration.

Food Related Business:

Our food related business gained significant momentum in 2012, benefitting from the ongoing investment and expansion of the segment since the launch in 2009. We have been offering our food and household products through our online grocery store www.tootoo.cn which currently carries over 3,000 products in 16 different categories including fresh organic fruits and vegetables, seafood, snacks, drinks, fresh and frozen meat, nutritional supplements and household supplies. We focused on our “guaranteed fresh” delivery service through which we deliver fresh produce from farms or our warehouses directly to our customers located in a number of residential communities in Beijing. We believe that we are able to efficiently control product storage and movement at a low cost through the use of our proprietary product tracking system, warehouse management system and delivery date management system, all of which are supported by our information technology.

Revenue generated by our food related business increased by approximately 181% in 2012 compared to 2011, and represented 26% of our total net revenues in 2012. The increase was mainly driven by an increase in the volume of orders placed by customers. Our food related business has benefited from growing consumer demand for fresh and healthy organic foods coupled with consumers’ preference for the speed and convenience that online shopping offers. We plan to continue to expand and fine-tune the offering in the year ahead, in-line with consumer demand with a focus on improving product offering, logistics and customer interfaces to drive continued growth.

Real Estate Development Business:

Launched in the first half of 2011, the Company’s property development business seeks to leverage Ninetowns’ substantial experience in the technology field, including the Internet of Things (“IOT”) industry and to capitalize on the emerging niche real estate market in China that integrates IOT related technology with community life and urban operations. The Company plans to focus its real estate development projects on three product models: (i) intelligent residential communities, (ii) smarter senior living communities and (iii) e-commerce bio-system industrial parks, primarily in third- and fourth-tier cities in China.

The Company currently has four development projects located in Dalian, Binzhou, Yizhuang and Huainan under planning or construction. Throughout 2012, the Company has worked to advance these projects from a planning, design, financing and legal standpoint. The Company expects to continue to focus management and financial resources in support of these development projects which it believes may provide a stable source of long-term growth.

Management Discussion

Mr. Shuang Wang, Chief Executive Officer of Ninetowns, commented: “We are pleased to report an increase in revenue and net income for the second half and full year 2012. Decreased sales of our iDeclare software package and services we provided to our pay per transaction users resulting from the lower level of import/export activity in China throughout 2012 was partially offset by an increase in sales of iDeclare service contracts as well as continued growth in our B2C e-commerce business. We have continued to effectively manage our enterprise software segment in the face of macroeconomic headwinds, with a focus on maintaining existing customers while seeking to attract new customers. We believe that the growth in iDeclare service contracts sold during the year demonstrates our commitment to providing best-in-class solutions and services to our customers. However, we expect to face continued challenges in our enterprise software segment in the year ahead in light of the tepid economic and trade outlook for China.”

“Despite the challenges we face in our enterprise software segment, we are encouraged by the continued progress in our newer business initiatives. In terms of our B2C e-commerce business, we are pleased to report the fourth consecutive year of growth for this business segment, driven by steady customer demand for our fresh foods and household products backed by our ‘guaranteed fresh’ delivery service. Our B2C e-commerce business has benefited from increasing awareness of and interest in healthy, organic and local food products by consumers throughout our target market areas in Beijing. The growth in demand has resulted in this segment accounting for approximately 26% of our total net revenues for the full year, a considerable achievement in a relatively short period of time. We plan to continue to focus on expanding the product offering with the goal of increasing our customer base and driving continued revenue growth. Finally, we expect to continue to focus our time and resources on the advancement of our property development initiatives. As previously reported, we currently have four projects in the development pipeline, and we are working to move these projects through the development process. Together, we believe these two new business initiatives provide us with a platform for future growth, supported by the continued contribution from our core enterprise software segment.”

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, commented, “Our improved financial performance in 2012 positions us well to continue investing in and growing our newer business initiatives while maintaining a stable performance within our core enterprise software segment. We plan to continue to invest prudently in our new initiatives while maintaining a focus on cost controls in an effort to build a sustainable platform for profitable growth.”

Second Half 2012 Financial Results

Total Net Revenues. Total net revenues increased by 7% to RMB46.5 million (US$7.5 million) for the second half of 2012, from RMB43.3 million for the second half of 2011.

Net revenues from sales of enterprise software for the second half of 2012 were RMB30.4 million (US$4.9 million), representing 66% of total net revenues, as compared to RMB35.5 million for the second half of 2011. Net revenues from software development services were RMB3.8 million (US$0.6 million) for the second half of 2012, representing 8% of total net revenues, as compared to RMB3.9 million for the second half of 2011. Net revenues from the B2C e-commerce business were RMB12.3 million (US$2.0 million) for the second half of 2012, representing 26% of total net revenues in the second half of 2012, as compared to RMB3.9 million for the second half of 2011.

Gross Profit and Gross Margin. Gross profit was RMB36.4 million (US$5.8 million) for the second half of 2012, representing a decrease of 4% compared to RMB38.1 million for the second half of 2011. Gross margin for the second half of 2012 was 78%, compared to 88% in the second half of 2011.

Operating Expenses. Total operating expenses were RMB51.8 million (US$8.3 million) for the second half of 2012, representing a decrease of 17% from RMB62.7 million in the second half of 2011 primarily due to decreases in (i) sales and marketing expenses and (ii) general and administrative expenses in the second half of 2012.

Sales and marketing (“S&M”) expenses were RMB9.9 million (US$1.6 million) for the second half of 2012, representing a decrease of 26% from RMB13.2 million for the second half of 2011. This decrease was mainly attributable to a decrease in (i) overall compensation as a result of a decrease in the number of sales and marketing personnel and (ii) advertising and exhibition expenses.

General and administrative (“G&A”) expenses were RMB37.7 million (US$6.1 million) for the second half of 2012, representing a decrease of 21% from RMB47.5 million for the same period of 2011, primarily due to decreases in fixed assets depreciation expense, amortization of intangible assets, legal and professional fees and share-based compensation expenses relating to share options and non-vested shares granted to our directors, executive officers and certain employees in prior years, partially offset by increases in salaries.

Research and product development (“R&D”) expenses were RMB8.0 million (US$1.3 million) for the second half of 2012, representing an increase of 39% from RMB5.7 million for the same period of 2011. This increase was mainly attributable to an increase in the compensation of research and development personnel as a result of a general increase in research and development personnel headcount.

Bad debts recovered were RMB3.7 million (US$0.6 million) in the second half of 2012, compared to RMB3.7 million for the same period of 2011. This was due to payments received for accounts receivable from our three franchisees that had previously been included in our bad debt provision. The repayment results are similar between the second half of 2012 and 2011.

Operating Loss. Operating loss was RMB15.4 million (US$2.5 million) for the second half of 2012, compared to an operating loss of RMB24.6 million for the second half of 2011. The decrease in operating loss was primarily due to decreases in operating expenses in the second half of 2012.

Other Income. Other income, which primarily consists of interest income, gains on sales of short-term investments, changes in the fair value of marketable options, losses on investments under cost method and income (loss) from equity method investments, increased to RMB28.7 million (US$4.6 million) for the second half of 2012, compared to other income of RMB23.5 million for the same period in 2011. This increase was primarily due to the higher gains on sales of short-term investments.

(Loss) Income before Income Tax and Non-controlling Interest. Income before income tax and non-controlling interest was RMB13.3 million (US$2.1 million) for the second half of 2012, compared to loss before income tax and non-controlling interest of RMB1.1 million for the same period in 2011.

Income Tax Expense. Income tax expense was RMB0.02 million (US$4,000) for the second half of 2012, compared to income tax expense of RMB0.6 million for the second half of 2011. This decrease was due primarily to deferred tax benefits resulting from timing differences between the accounting and tax treatment of deferred service revenue.

Net (Loss) Income. Net income was RMB13.2 million (US$2.1 million) for the second half of 2012, as compared to a net loss of RMB1.6 million for the second half of 2011. Basic and diluted net income per ADS for the second half of 2012 were RMB0.35 (US$0.06) and RMB0.32 (US$0.05), respectively, compared to basic and diluted net loss per ADS of RMB0.04 and RMB0.04 for the same period in 2011.

Full Year 2012 Financial Results

Total Net Revenues. Total net revenues for the full year 2012 were RMB90.4 million (US$14.5 million), representing an increase of 20% compared to RMB75.2 million for the full year 2011. This revenue increase was primarily due to the increase of net revenue from our B2C e-commerce business in 2012.

Net revenues from enterprise software sales for the full year 2012 were RMB59.8 million (US$9.6 million), representing 66% of total net revenues in 2012, as compared to RMB61.0 million for the full year 2011. Net revenues from software development services for the full year 2012 were RMB7.5 million (US$1.2 million), representing 8% of total net revenues in 2012, compared to RMB6.0 million for the full year 2011. Net revenues from the food related business for the full year 2012 were RMB23.1 million (US$3.7 million), representing 26% of total net revenues in 2012, compared to RMB8.2 million for the full year 2011.

Gross Profit and Gross Margin. Gross profit was RMB69.7 million (US$11.2 million) for the full year 2012, compared to RMB64.5 million for the full year 2011. Gross margin for the full year 2012 was 77%, compared to 86% for the full year 2011.

Operating Expenses. Total operating expenses increased by 4% to RMB110.6 million (US$17.7 million) for the full year 2012 from RMB106.0 million for the full year 2011.

S&M expenses decreased by 4% to RMB21.6 million (US$3.5 million) for the full year 2012, from RMB22.5 million for the full year 2011. The decrease was caused by decreases in office expenses and lower travelling and transportation expenses, partially offset by increases in advertising and exhibition expenses in the B2C e-commerce business in 2012.

G&A expenses decreased by 2% to RMB77.8 million (US$12.5 million) for the full year 2012 from RMB79.4 million for the full year 2011. This decrease resulted primarily from decreases in fixed assets depreciation expense, amortization of intangible assets, legal and professional fees and share-based compensation expenses relating to share options and non-vested shares granted to our directors, executive officers and certain employees in prior years, partially offset by increases in salaries and office expenses.

R&D expenses increased by 35% to RMB14.9 million (US$2.4 million) for the full year 2012 from RMB11.0 million for the full year 2011. This increase was mainly attributable to an increase in overall compensation of research and development personnel as a result of the increase in headcount and average compensation per person.

Recovery of doubtful accounts was RMB3.8 million (US$0.6 million) in 2012, compared to RMB6.8 million in 2011. This was due to collections of accounts receivable from our three franchisees that were previously included in our bad debt provisions.

Operating Loss. As a result, operating loss for the full year 2012 was RMB40.9 million (US$6.6 million), compared to an operating loss of RMB41.6 million for the full year 2011.

Other Income. Other income, which primarily consists of interest income, gains on sales of short-term investments, changes in fair value of marketable options, losses on investments under cost method and income (loss) from equity method investments, amounted to RMB110.1 million (US$17.7 million) for the full year 2012, as compared to other income of RMB46.1 million for the full year 2011. This increase was due to the better performance of the securities products that we purchased in 2012.

Income before Income Tax and Non-controlling Interest. Income before income tax and non-controlling interest was RMB69.2 million (US$11.1 million) for the full year 2012, compared to income before income tax and non-controlling interest of RMB4.6 million for the full year 2011.

Income Tax Expense. Income tax expense decreased to RMB0.7 million (US$0.1 million) for the full year 2012, from RMB1.0 million in 2011, which was due primarily to a deferred tax benefit resulting from timing differences between the accounting and tax treatment of deferred service revenue.

Net Income. Net income was RMB68.6 million (US$11.0 million) for the full year 2012, compared to net income of RMB3.5 million for the full year 2011. Basic and diluted net income per ADS for the full year 2012 were RMB1.81 (US$0.29) and RMB1.67 (US$0.27), respectively, compared to basic and diluted net income per ADS of RMB0.09 and RMB0.09, respectively, for the full year 2011.

Deferred Revenue. Deferred revenue as of December 31, 2012 was RMB13.5 million (US$2.2 million), compared to RMB14.3 million as of December 31, 2011.

Deferred Subsidies. Deferred subsidies, representing grants from the government of China in relation to certain software development projects, amounted to RMB276.2 million (US$44.3 million) as of December 31, 2012. Upon the completion of the projects, the government grants will be recognized as either other income or as an offset to relevant research and development expenses.

Cash, Cash Equivalents and Term Deposits. Cash, cash equivalents and term deposits amounted to RMB255.2 million (US$41.0 million) as of December 31, 2012, compared to RMB262.4 million as of December 31, 2011.

Currency Convenience Translation

Our business is primarily conducted in China and a substantial majority of our revenues are denominated in Renminbi. This announcement contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi amounts into U.S. dollar amounts as of and for the six months / twelve months ended December 31, 2012, were made at an exchange rate of RMB6.2301 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2012.

Investor Conference Call / Webcast Details

A conference call has been scheduled for 8:00 a.m. in Beijing on April 25, 2013. This will be 8:00 p.m. on April 24, 2013 in New York. During the call, Ninetowns’ management will be available to discuss the second half and full year 2012 financial results and recent business activities.

The call may be accessed by dialing +1-866-519-4004 and the passcode is 40342337. A live webcast of the conference call will be available on Ninetowns’ website at ir.ninetowns.com. A replay of the call will be available from 11:00 a.m. Beijing time on April 25, 2013 (11:00 p.m. in New York on April 24, 2013) through 11:00 a.m. on May 2, 2013 in Beijing (11:00 p.m. in New York on May 1, 2013) by telephone at +1-855-452-5696 and through ir.ninetowns.com. The passcode to access the replay is 40342337.

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE.” More information can be found at ir.ninetowns.com.

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “plan,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. These statements are based upon the current beliefs and expectations of the Company’s management and involve risks and uncertainties that are subject to changes based on various factors (many of which are beyond the Company’s control), including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally as well as those detailed in the Company’s filings with the Securities and Exchange Commission. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:

Investor Relations (Beijing)

Daisy Wang, IR Manager

Ninetowns Internet Technology Group Company Limited

Phone: +86 (10) 6589 9904

Email: daisywang@ninetowns.com

Investor Relations (U.S.)

Mahmoud Siddig, Managing Director

Taylor Rafferty

Phone: +1 (212) 889 4350

Email: ninetowns@taylor-rafferty.com

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2011, JUNE 30, 2012 AND DECEMBER 31, 2012

(In thousands, except share-related data)

	For the six months ended
	Dec. 31,	Dec. 31,	June 30,	June 30,	Dec. 31,	Dec. 31,
	2011	2011	2012	2012	2012	2012
	RMB	US$	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total net revenues	43,307	6,881	43,890	6,909	46,497	7,463
Total cost of revenues	(5,190)	(825)	(10,674)	(1,680)	(10,054)	(1,614)

Gross profit	38,117	6,056	33,216	5,229	36,443	5,849
Selling and marketing expenses	(13,244)	(2,104)	(11,789)	(1,856)	(9,858)	(1,582)
General and administrative expenses	(47,466)	(7,542)	(40,129)	(6,317)	(37,712)	(6,053)
Research and development expenses	(5,723)	(909)	(6,920)	(1,089)	(7,952)	(1,276)
Allowance for doubtful accounts, net	3,729	592	130	20	3,677	590

Loss from operations	(24,587)	(3,907)	(25,492)	(4,013)	(15,402)	(2,472)
Interest income	786	125	1,813	285	3,905	627
Gain on sales of short-term investments	5,520	877	75,850	11,939	37,794	6,066
Change in fair value of marketable options	14,422	2,291	845	133	(16,939)	(2,719)
Loss on investment under cost method	(3,373)	(536)	—	—	—	—
Income (loss) from equity method investments	1,639	260	(271)	(43)	(586)	(94)
Other income	4,486	713	3,204	504	4,502	723

(Loss) income before income tax and non-controlling interest	(1,107)	(177)	55,949	8,805	13,274	2,131
Income tax expense	(552)	(88)	(647)	(102)	(24)	(4)

(Loss) income before non-controlling interest	(1,659)	(265)	55,302	8,703	13,250	2,127
Net loss (income) attributable to non-controlling interest	15	2	38	6	(41)	(7)

Net (loss) income	(1,644)	(263)	55,340	8,709	13,209	2,120

Net (loss) income per share:
Basic	(RMB0.04)	(US$0.01)	RMB1.47	US$0.24	RMB0.35	US$0.06
Diluted	(RMB0.04)	(US$0.01)	RMB1.35	US$0.21	RMB0.32	US$0.05

Weighted average number of shares used in computation:
Basic	37,536,885	37,536,885	37,745,880	37,745,880	37,814,016	37,814,016
Diluted	40,558,677	40,558,677	41,080,558	41,080,558	41,126,582	41,126,582

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012

(In thousands, except share-related data)

	For the years ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2011	2011	2012	2012
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total net revenues	75,216	11,950	90,387	14,509
Total cost of revenues	(10,733)	(1,705)	(20,728)	(3,327)

Gross profit	64,483	10,245	69,659	11,182
Selling and marketing expenses	(22,493)	(3,574)	(21,647)	(3,475)
General and administrative expenses	(79,354)	(12,608)	(77,841)	(12,494)
Research and development expenses	(11,042)	(1,754)	(14,872)	(2,387)
Allowance for doubtful accounts, net	6,841	1,087	3,807	611

Loss from operations	(41,565)	(6,604)	(40,894)	(6,563)
Interest income	1,922	305	5,718	917
Gain on sales of short term investments	32,689	5,194	113,644	18,241
Change in fair value of marketable options	7,252	1,152	(16,094)	(2,583)
Loss on investment under cost method	(3,373)	(536)	—	—
Income (loss) from equity method investments	1,639	260	(857)	(138)
Other income	5,994	952	7,706	1,237

Income before income tax and non-controlling interest	4,558	723	69,223	11,111
Income tax expense	(1,048)	(167)	(671)	(108)

Income before non-controlling interest	3,510	556	68,552	11,003
Not loss (income) attributable to non-controlling interest	15	2	(3)	—

Net income	3,525	558	68,549	11,003

Net income per share:
Basic	RMB0.09	US$0.01	RMB1.81	US$0.29
Diluted	RMB0.09	US$0.01	RMB1.67	US$0.27

Weighted average number of shares used in computation:
Basic	37,443,657	37,443,657	37,780,134	37,780,134
Diluted	40,465,449	40,465,449	41,092,700	41,092,700

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2012

(In thousands)

	Dec. 31,		Dec. 31,
	2011	2011	2012	2012
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and term deposits	262,433	41,696	255,178	40,959
Restricted cash	88	14	84	13
Short-term investments	245,798	39,053	290,513	46,630
Inventories	3,146	500	3,527	566
Trade receivables, net	3,921	623	2,327	373
Other current assets	10,120	1,608	46,591	7,480

Total current assets	525,506	83,494	598,220	96,021
Non-current assets	756,618	120,215	797,836	128,061

TOTAL ASSETS	1,282,124	203,709	1,396,056	224,082

LIABILITIES AND EQUITY
Current liabilities:
Deferred revenue	14,332	2,277	13,472	2,162
Other current liabilities	37,331	5,931	62,622	10,053

Total current liabilities	51,663	8,208	76,094	12,215
Non-current liabilities:
Deferred subsidies	240,240	38,170	276,200	44,333
Tax liabilities	4,817	765	4,766	765

Total liabilities	296,720	47,143	357,060	57,313
Total equity	985,404	156,566	1,038,996	166,769

TOTAL LIABILITIES AND EQUITY	1,282,124	203,709	1,396,056	224,082